Christian O. Nagler	601 Lexington Avenue New York, New York 10022

To Call Writer Directly: (212) 446-4660	(212) 446-4800	Facsimile: (212) 446-6460

cnagler@kirkland.com	www.kirkland.com

August 18, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Travelport Worldwide Limited Amendment No. 1 to Registration
Statement on Form S-1 Filed July 16, 2014
File No. 333-196506

Dear Ms. Nguyen:

On behalf of our client Travelport Worldwide Limited, a company organized and existing under the laws of Bermuda (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 of the Company, filed on July 16, 2014 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Gordon A. Wilson, the President and Chief Executive Officer of the Company, dated July 25, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Registration Statement on Form S-1

Our Industry, page 6

1.	Staff’s comment: We note your response to prior comment 14 and reissue in part. Please also revise your disclosure to include a brief discussion of the changing distribution models for travel services and the impact such changes may have on your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 to include a brief discussion of the changing distribution models for travel services and the impact such changes may have on the business.

Taxation, page 165

2.	Staff’s comment: It appears that you have included a discussion of the material tax consequences to investors and that tax opinions from legal counsel will be provided. Please revise to remove the statement on page 166 which provides that the discussion is “for informational purposes only.” Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19. When available, please file the opinions from legal counsel with your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the referenced language from the Registration Statement on page 175. The Company will include the opinions from legal counsel as promptly as practicable in a subsequent filing.

Part II

Item 15. Recent Sales of Unregistered Securities

3.	Staff’s comment: We note the disclosures on page 13 which disclosed recent sales of unregistered securities since June 2014. Please revise to provide the information required under Item 701 of Regulation S-K and the exemption from registration relied upon.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Item 15 of Part II of the Registration Statement to include the recent sales of unregistered securities.

*        *        *         *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler, Esq.

cc:	Eric J. Bock, Esq.

Travelport Worldwide Limited

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP